Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190038

Prospectus Addendum to the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013

BARCLAYS BANK PLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

We, Barclays Bank PLC (the “Issuer”), from time to time may offer and sell certain debt securities as part of our Global Medium-Term Notes, Series A program (the “notes”). This prospectus addendum supplements and amends the provisions set forth in the accompanying prospectus and the prospectus supplement dated July 19, 2013 (the “prospectus supplement”) for the notes. You should read this prospectus addendum, the accompanying base prospectus, the prospectus supplement, the applicable product supplement(s), if any, the applicable index supplement, if any, and the applicable preliminary terms, free writing prospectus or pricing supplement carefully before you invest. We refer to any preliminary terms, free writing prospectus or pricing supplement relating to the notes as a “pricing supplement” in this prospectus addendum.

This prospectus addendum applies to all notes issued on or after February 19, 2015, unless otherwise specified in the relevant pricing supplement.

By its acquisition of the notes, each holder of the notes acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power (as defined herein) by the relevant U.K. resolution authority (as defined herein) that may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

For these purposes, a “U.K. Bail-in Power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group (as defined herein), including but not limited to any such laws, regulations, rules or requirements that are implemented, adopted or enacted within the context of the European Union directive 2014/59/EU of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms of May 15, 2014, as amended (the “BRRD”), and/or within the context of a U.K. resolution regime under the U.K. Banking Act 2009, as amended, or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. Bail-in Power and the “Group” refers to Barclays PLC (and any successor entity) and its consolidated subsidiaries).

By its acquisition of the notes, each holder of the notes, to the extent permitted by the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), also waives any and all claims against the Trustee (as defined herein) for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to such notes.

Investing in the notes involves risks. You may lose some or all of your investment if a U.K. Bail-in Power is exercised with respect to the notes or if the relevant U.K. resolution authority implements another resolution measure with respect to the Issuer or the Group. We encourage you to read and carefully consider this document in its entirety, in particular the risk factors beginning on page PA-1 of this prospectus addendum for a discussion of the factors you should carefully consider before deciding to invest in the notes.

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of the notes or determined that this prospectus addendum is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of Barclays PLC or the Issuer and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Capital Inc. and other entities disclosed in the applicable pricing supplement may solicit offers to subscribe for the notes as our agent. We may also issue notes to any agent as principal for its own account at prices to be agreed upon at the time of subscription. The agents may resell any notes they subscribe for as principal for their own accounts at prevailing market prices, or at other prices, as the agents determine. The applicable pricing supplement will disclose the agent’s discounts and commissions, if any. Unless we or our agent informs you otherwise in the confirmation of sale, the agents may use this prospectus addendum, the prospectus, the prospectus supplement, the applicable pricing supplement and the applicable product supplement, if any, and index supplement, if any, in connection with offers and sales of the notes in market-making transactions.

Barclays

February 3, 2015

RISK FACTORS

Your investment in the notes will involve certain risks. You should consider carefully the following risk factors together with the risk information contained in the prospectus supplement, the applicable product supplement, if any, the applicable index supplement, if any, the relevant pricing supplement and the Issuer’s most recent annual report on Form 20-F before you decide that an investment in the notes is suitable for you.

Regulatory action in the event the Issuer is failing or likely to fail could materially adversely affect the value of the notes.

The European Bank Recovery and Resolution Directive (“BRRD”) provides an EU-wide framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies. The BRRD requires all EEA member states to provide their relevant resolution authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimizing the impact of an institution’s failure on the broader economy and financial system.

In the United Kingdom, the majority of the requirements of the BRRD are implemented into national law in the Banking Act 2009 (the “Banking Act”). The U.K. implementation of the BRRD included the introduction of the bail-in tool as of January 1, 2015. The U.K. Prudential Regulatory Authority (“PRA”) has also published rules which include a requirement for the terms of debt instruments which are issued on or after February 19, 2015, and are not governed by the law of a European Economic Area (“EEA”) jurisdiction (including the notes), to contain a contractual clause whereby holders of debt instruments recognize the applicability of the bail-in powers to their debt instruments. For more information on the bail-in tool and on the related contractual recognition, see “The relevant U.K. resolution authority may exercise the bail-in tool in respect of the Issuer and the notes, which may result in holders of the notes losing some or all of their investment” and “Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.”

The Banking Act confers substantial powers on a number of U.K. authorities designed to enable them to take a range of actions in relation to U.K. deposit taking institutions which are considered to be at risk of failing. The exercise of any of these actions in relation to the Issuer could materially adversely affect the value of any notes.

Under the Banking Act, substantial powers are granted to the Bank of England (or, in certain circumstances, HM Treasury), in consultation with the PRA, the U.K. Financial Conduct Authority (“FCA”) and HM Treasury, as appropriate as part of a special resolution regime (the “SRR”). These powers enable the relevant U.K. resolution authority to implement resolution measures with respect to a U.K. bank and certain of its affiliates (including, for example, Barclays PLC) (each a “relevant entity”) in circumstances in which the relevant U.K. resolution authority considers the failure of the relevant entity has become highly likely and a threat is posed to the public interest. The stabilization options available to the relevant U.K. resolution authority under the SRR provide for:

(i)	private sector transfer of all or part of the business of the relevant entity;

(ii)	transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England;

(iii)	transfer to an asset management vehicle;

(iv)	the bail-in tool; and

(v)	temporary public ownership (nationalization) of the relevant entity.

Each of these stabilization options is achieved through the exercise of one or more “stabilization powers,” which include (i) the power to make share transfer orders pursuant to which all or some of the securities issued by a U.K. bank may be transferred to a commercial purchaser, a bridge bank or the U.K. government; (ii) the resolution instrument power which includes the exercise of the bail-in tool; (iii) the power to transfer all or some of the property, rights and liabilities of a U.K. bank to a commercial purchaser or Bank of England entity; and (iv) the third country instrument powers that recognize the effect of similar special resolution action taken under the law of a country outside the European Union (“EU”). A share transfer order can extend to a wide range of securities, including shares and bonds issued by a U.K. bank or its holding company and warrants for such shares and bonds and could, therefore, apply to the notes. In addition, the Banking Act grants powers to modify contractual arrangements in certain circumstances, powers to suspend enforcement or termination rights that might be invoked as a result of the exercise of the resolution powers and powers for the relevant U.K. resolution authority to disapply or modify laws in the U.K. (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The exercise of any resolution power or any suggestion of any such exercise could materially adversely affect the value of any notes and could lead to holders of the notes losing some or all of the value of their investment in the notes.

The SRR is designed to be triggered prior to insolvency of the Issuer, and holders of the notes may not be able to anticipate the exercise of any resolution power (including the U.K. Bail-in Power) by the relevant U.K. resolution authority.

The stabilization options are intended to be used prior to the point at which any insolvency proceedings with respect to the relevant entity could have been initiated. The purpose of the stabilization options is to address the situation where all or part of a business of a relevant entity has encountered, or is likely to encounter, financial difficulties, giving rise to wider public interest concerns. Accordingly, the stabilization options may be exercised if the relevant U.K. resolution authority: (i) is satisfied that a relevant entity (such as the Issuer) is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilization powers) action will be taken by or in respect of the relevant entity that will result in condition (i) above ceasing to be met; (iii) considers that the exercise of the stabilization powers to be necessary, having regard to certain public interest considerations (such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the relevant entity. Additional conditions will apply where the relevant U.K. resolution authority seeks to exercise its powers in relation to U.K. banking group companies. The use of different stabilization powers is also subject to further “specific conditions” that vary according to the relevant stabilization power being used.

Although the Banking Act provides for the above described conditions to the exercise of any resolution powers, it is uncertain how the relevant U.K. resolution authority would assess such conditions in different pre-insolvency scenarios affecting the Issuer and/or other members of the Group and in deciding whether to exercise a resolution power. The relevant U.K. resolution authority is also not required to provide any advanced notice to holders of the notes of its decision to exercise any resolution power. Therefore, holders of the notes may not be able to anticipate a potential exercise of any such powers nor the potential effect of any exercise of such powers on the Issuer, the Group and the notes.

Holders of the notes may have only very limited rights to challenge the exercise of any resolution powers (including the U.K. Bail-in Power) by the relevant U.K. resolution authority.

Holders of the notes may have only very limited rights to challenge and/or seek a suspension of any decision of the relevant U.K. resolution authority to exercise its resolution powers (including the U.K. Bail-in Power) or to have that decision reviewed by a judicial or administrative process or otherwise.

The relevant U.K. resolution authority may exercise the bail-in tool in respect of the Issuer and the notes, which may result in holders of the notes losing some or all of their investment.

The relevant U.K. resolution authority may exercise the bail-in tool to enable it to recapitalize an institution in resolution by allocating losses to its shareholders and unsecured creditors (which include holders of the notes) in a manner that (i) ought to respect the hierarchy of claims in an ordinary insolvency and (ii) is consistent with shareholders and creditors not receiving a less favorable treatment than they would have received in ordinary insolvency proceedings of the relevant entity (known as the “no creditor worse off” safeguard). Insured deposits and liabilities to the extent they are secured are among the liabilities excluded from the scope of the bail-in tool.

The bail-in tool includes the power to cancel a liability or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the relevant entity under resolution and the power to convert a liability from one form or class to another. The exercise of such powers may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all or a portion of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the relevant U.K. resolution authority of such power.

Where the relevant statutory conditions for intervention under the SRR and the use of the bail-in tool have been met, the relevant U.K. resolution authority would be expected to exercise these powers without the further consent of the holders of the notes.

The exercise of any resolution power, including the power to exercise the bail-in tool in respect of the Issuer and the notes or any suggestion of any such exercise could materially adversely affect the rights of the holders of the notes, the price or value of their investment in the notes and/or the ability of the Issuer to satisfy its obligations under the notes and could lead to holders of the notes losing some or all of the value of their investment in such notes.

In addition, even in circumstances where a claim for compensation is established under the “no creditor worse off” safeguard in accordance with a valuation performed after the resolution action has been taken, it is unlikely that such compensation would be equivalent to the full losses incurred by the holders of the notes in the resolution and there can be no assurance that such holders would recover such compensation promptly.

As insured deposits are excluded from the scope of the bail-in tool and other preferred deposits (and insured deposits) rank ahead of any notes issued by the Issuer, such notes would be more likely to be bailed-in than certain other unsubordinated liabilities of the Issuer (such as other preferred deposits).

As part of the reforms required by the BRRD, amendments have been made to relevant legislation in the U.K. (including the U.K. Insolvency Act 1986) to establish in the insolvency hierarchy a statutory preference (i) firstly, for deposits that are insured under the U.K. Financial Services Compensation Scheme (“insured deposits”) to rank with existing preferred claims as “ordinary” preferred claims and (ii) secondly, for all other deposits of individuals and micro, small and medium sized enterprises held in EEA or non-EEA branches of an EEA bank (“other preferred deposits”), to rank as “secondary” preferred claims only after the “ordinary” preferred claims. In addition, the EU Deposit Guarantee Scheme Directive, which is to be implemented into national law by July 2015, will increase the nature and quantum of insured deposits to include a wide range of deposits, including corporate deposits (unless the depositor is a public sector body or financial institution) and some temporary high value deposits. The effect of these changes is to increase the size of the class of preferred creditors. All such preferred deposits will rank in the insolvency hierarchy ahead of all other unsecured senior creditors of the Issuer, including the holders of the notes. Furthermore, insured deposits are excluded from the scope of the bail-in tool. As a result, if the U.K. Bail-in Power were exercised by the relevant U.K. resolution authority, the notes would be more likely to be bailed-in than certain other unsubordinated liabilities of the Issuer such as other preferred deposits.

Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

In accordance with the PRA rules made pursuant to the BRRD and the Banking Act, the terms of the notes include the following contractual recognition of the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority. By its acquisition of the notes, each holder of the notes acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the notes. In addition, under the terms of the notes, the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes is not a default or an Event of Default (as each term is defined in the Indenture). For more information, see “Description of Medium-Term Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power.” See also “Regulatory action in the event the Issuer is failing or likely to fail could materially adversely affect the value of the notes.”

DESCRIPTION OF MEDIUM-TERM NOTES

The following description of the notes supplements the description of the notes in the accompanying prospectus and prospectus supplement. If this prospectus addendum is inconsistent with the accompanying prospectus or the prospectus supplement, this prospectus addendum will prevail with regard to the notes.

The notes offered pursuant to this prospectus addendum, the accompanying prospectus and the prospectus supplement will be issued, in one or more series under the Senior Debt Securities Indenture (the “Indenture”), dated September 16, 2004, between us and The Bank of New York Mellon, as trustee (the “Trustee”).

Agreement with Respect to the Exercise of U.K. Bail-in Power

In accordance with the PRA rules made pursuant to the BRRD and the Banking Act, the terms of the notes include the following contractual recognition of the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority:

By its acquisition of the notes, each holder of the notes acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power (as defined below) by the relevant U.K. resolution authority (as defined below) that may result in the cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes and/or the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the notes, in each case, to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

For purposes of the notes, a “U.K. Bail-in Power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group (as defined below), including but not limited to any such laws, regulations, rules or requirements that are implemented, adopted or enacted within the context of the BRRD and/or within the context of a U.K. resolution regime under the U.K. Banking Act 2009, as amended, or otherwise, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. Bail-in Power and the “Group” refers to Barclays PLC (or any successor entity) and its consolidated subsidiaries).

If any notes provide for the delivery of property, any reference in this prospectus addendum, the accompanying prospectus, the prospectus supplement and the relevant pricing supplement to payment by the Issuer under the notes will be deemed to include such delivery of property.

No repayment of the principal amount of the notes or payment of interest on, or any other amount payable on, the notes shall become due and payable after the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority unless such repayment or payment would be permitted to be made by the Issuer under the laws and regulations of the United Kingdom and the European Union applicable to the Issuer.

By its acquisition of the notes, each holder of the notes, to the extent permitted by the Trust Indenture Act, waives any and all claims against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes.

Upon the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes, the Issuer shall provide a written notice to The Depository Trust Company (“DTC”) as soon as practicable regarding such exercise of the U.K. Bail-in Power for purposes of notifying holders of such occurrence. The Issuer shall also deliver a copy of such notice to the Trustee for information purposes.

Under the terms of the notes, the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the Indenture).

By its acquisition of the notes, each holder of the notes acknowledges and agrees that the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes shall not give rise to a default for purposes of Section 315(b) (Notice of Defaults) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act.

The Issuer’s obligations to indemnify the Trustee in accordance with Section 6.07 of the Indenture shall survive the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to any notes.

By its acquisition of the notes, each holder of the notes acknowledges and agrees that, upon the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes, (a) the Trustee shall not be required to take any further directions from holders of the notes under Section 5.12 (Control by Holders) of the Indenture, which section authorizes holders of a majority in aggregate outstanding principal amount of the notes to direct certain actions relating to the notes, and (b) the Indenture shall impose no duties upon the Trustee whatsoever with respect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Notwithstanding the foregoing, if, following the completion of the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority in respect of the notes, the notes remain outstanding (for example, if the exercise of the U.K. Bail-in Power results in only a partial write-down of the principal of such notes), then the Trustee’s duties under the Indenture shall remain applicable with respect to the notes following such completion to the extent that the Issuer and the Trustee shall agree pursuant to a supplemental indenture.

By its acquisition of the notes, each holder of the notes shall be deemed to have (a) consented to the exercise of any U.K. Bail-in Power as it may be imposed without any prior notice by the relevant U.K. resolution authority of its decision to exercise such power with respect to the notes and (b) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds the notes to take any and all necessary action, if required, to implement the exercise of any U.K. Bail-in Power with respect to the notes as it may be imposed, without any further action or direction on the part of such holder or the Trustee.

If, under the terms of the relevant notes, the Issuer has elected or is required to redeem the notes, or if you have exercised an option to require the Issuer to repurchase the notes, but, in each case, prior to the payment of the redemption or repurchase amount with respect to such redemption or repurchase the relevant U.K. resolution authority exercises its U.K. Bail-in Power in respect of the notes, the relevant redemption or repurchase notice, if any, shall be automatically rescinded and shall be of no force and effect, and no payment of the redemption amount or repurchase amount will be due and payable.

For the avoidance of doubt, references to “you” and “holder” in this prospectus addendum include beneficial owners of the notes.

Subsequent Holders’ Agreement

Holders of the notes that acquire such notes in the secondary market shall be deemed to acknowledge, agree to be bound by and consent to the same provisions specified herein to the same extent as the holders of the notes that acquire the notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the notes, including in relation to the U.K. Bail-in Power.